EXHIBIT 99.1

WITH RESPECT TO THE ANNOUNCEMENT OF THE ESTABLISHMENT OF A JOINT HOLDING COMPANY BY SHARE TRANSFER.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

November 18, 2010

To whom it may concern:

Company Name:	TOKAI CORPORATION
Representative:	Masao Saigo, President
(Code No.: 8134 First Section of
Tokyo Stock Exchange and
Nagoya Stock Exchange)
Contact:	Hiroshi Mochizuki,
Senior Operating Officer and Manager of Administrative Division
(Phone +81-54-254-8181)

Company Name:	VIC TOKAI CORPORATION
Representative:	Hiroshi Hayakawa, President
(Code No.: 2306 JASDAQ)
Contact:	Hiroyuki Ozawa, Senior Director and Manager of Management Division
(Phone +81-3-5687-3109)

Notice Regarding Integration of TOKAI CORPORATION and VIC TOKAI CORPORATION through the Establishment of a Joint Holding Company (by Share Transfer)

TOKAI CORPORATION (“TOKAI”) and VIC TOKAI CORPORATION (“VIC TOKAI,” and collectively with TOKAI, “Parties”) hereby announce (1) their agreement to establish their wholly owning parent company, TOKAI Holdings Corporation (the “Joint Holding Company”) through a Share Transfer (kabushiki-iten) (“Share Transfer”) effective on April 1, 2011 (tentative) subject to approval at their respective extraordinary shareholders meetings to be held on January 21, 2011, and (2) have jointly prepared, and have obtained their board approvals at their respective board of directors meetings held on the date hereof on, a Share Transfer Plan as following:

1. Background and Purpose of the Integration through the Share Transfer

(1)	Background of the Integration

We, the TOKAI Group, will mark our 60th anniversary this coming December. During these years, setting our focus primarily on the expansion of our customer base, we have steadily diversified our business and provided various services which are closely related to the everyday life of our customers. As a result, we have established a customer base of 2,260,000 customers in Tokyo and eight prefectures in the Kanto and Tokai areas, mainly in the stable energy sector and the information and telecommunications sector which has potential growth opportunities, and the Group has grown in size to consolidated sales of approximately 160 billion yen and consolidated ordinary income of 10.8 billion yen.

TOKAI has developed into a general service company in the community which provides a wide range of services closely related to the everyday life of our customers, concentrating mainly on the gas business, the purpose of which is to provide a stable and safe supply of energy. TOKAI also conducts business in information and telecommunications (broadband and mobile), housing and facilities, bridal, insurance, security and recent years, delivery service of mineral water.

VIC TOKAI, as a general full-scale information and telecommunications service provider, which uses its own optical fiber trunk line network along the Higashi-Meihan Expressway, has been steadily expanding its business by providing CATV broadcast services, broadband services, inter-company telecommunications services and information services.

However, despite the expected expansion of the China market and other emerging markets, the economic environment surrounding Japan still remains unclear due to the economic downturn in the U.S. and the financial problems in Europe. Consumer spending is consistently decreasing due to (a) the lingering economic downturn, as well as (b) the population decrease as a result of the aging population and declining birth rate, (c) severe employment situation and (d) stagnant growth in income, and our domestic economy in Japan, is required to make severe structural changes. In our highly progressed information society, only those companies that adequately meet the consistently changing needs of consumers can survive.

Looking at the business environment surrounding the TOKAI Group, as for the gas business, which is the main business of TOKAI, while a downward trend in demand is expected, the competition in electricity in particular is becoming more fierce, and based on the societal demand for measures to address global environmental problems, such as the reduction of CO2, the introduction of renewable energies has been increasing. On the other hand, as for the information and telecommunications business, which is the main business of VIC TOKAI, while competition in price and services with major telecommunications carriers with large capital strength is becoming more fierce, establishment of a new business model based on further innovation of ICT (Information and Communication Technology), which has now become part of people’s everyday life, is required.

(2)	Purpose of the Integration

Under the circumstances described above, after conducting substantial discussions between both companies, we now have the common recognition that we need to achieve sustainable growth by providing our customers, whom we have built up over our 60-year history, with comprehensive products and services that meet all kinds of needs from everyday life, in a further community-based manner and with unified Group effort. In order to achieve this goal, we have reached the conclusion that the integration of TOKAI and VIC TOKAI, and the implementation of the organizational operation as a Group under the Joint Holding Company, will be the best option for both companies.

Going forward, we will contribute to the realization of a safe, convenient and comfortable community and aim for the further maximization of the Group’s corporate value by pursuing the following Group synergies under the holding company structure:

(i)	Further growth through the implementation of an agile and a flexible organization restructuring:

1)	Establish a system and structure which enable the provision of comprehensive range of wide and diverse life services to customers of TOKAI (1,160,000 customers) and VIC TOKAI (1,100,000 customers) more promptly and accurately;

2)	Optimum allocation of operating resources by (x) making active investments into growth sectors and (y) making efficient investments into mature sectors, as well as by reviewing any underperforming businesses (“Selection and Concentration”) in accordance with the organizational restructuring of the Group; and

3)	Cancellation of the parent-subsidiary listings and establish a unified organizational operation structure under the holding company structure, in order to try to expedite the decision-making process to respond to the rapidly changing market.

(ii)	Aggregating management resources, and improving efficiency by eliminating overlapping marketing organizations:

1)	Aggregating optical fiber trunk line networks along the Higashi-Meihan Expressway that are separately owned by TOKAI and VIC TOKAI; and

2)	Eliminating overlapping sales resources of inter-company telecommunications services and broadband ISP business resources that are separately owned by TOKAI and VIC TOKAI.

(iii)	Cross-Group cost reduction:

1)	Promoting standardization and rationalization of business processing through the aggregation of administrative departments of each Group company; and

2)	Promoting efficiency and rationalization of services by aggregating each Group company’s logistics and marketing resources.

(iv)	Strengthening financial health and raising the capital adequacy ratio by reducing interest-bearing debts:

1)	Shifting from a stage of aggressive investment with a focus on broadening the revenue base to a stage where greater emphasis is placed on investment efficiency; and

2)	Integrating financial functions through the Joint Holding Company, and improving the efficiency of fund management by introducing a cash management system.

(v)	Training personnel by the Group as a whole:

1)	Training a new generation of leaders with abundant cross-Group knowledge and experience who can manage the entire Group; and

2)	Training personnel who can provide products and services in accordance with the customers’ needs inan appropriate manner.

(3)	Group Management Goals

In addition to the improvement of profitability deriving from the Group synergy effect of the management integration, we will strengthen financial health by increasing cash flow through improvement of investment efficiency.

Specific figures of management goals are scheduled to be announced in May 2011.

2. Summary of the Stock Transfer

(1)	Schedule of the Stock Transfer

Board of Directors Meeting to approve the Stock Transfer Plan (both Parties)	November 18, 2010 (Thursday)

Public Notice of the record date for Extraordinary Shareholders Meeting (both Parties)	November 19, 2010 (Friday) (tentative)

Record date of Extraordinary Shareholders Meeting (both Parties)	December 6, 2010 (Monday) (tentative)

Extraordinary Shareholders Meeting to approve the Stock Transfer Plan (both Parties)	January 21, 2011 (Friday) (tentative)

Delisting from Tokyo Stock Exchange (TOKAI only)	March 29, 2011 (Tuesday) (tentative)

Delisting from Nagoya Stock Exchange (TOKAI only)	March 29, 2011 (Tuesday) (tentative)

Delisting from JASDAQ (VIC TOKAI only)	March 29, 2011 (Tuesday) (tentative)

Commercial Registration of the newly incorporated Joint Holding Company (i.e., Effective Date of the Share Transfer)	April 1, 2011 (Friday) (tentative)

Listing of the Joint Holding Company	April 1, 2011 (Friday) (tentative)

Please note that the above schedule may be changed upon the mutual consultation of both companies if necessary to conduct the Share Transfer procedures or due to any other reason.

(2)	Share Allotment upon the Stock Transfer (Stock Transfer Ratio)

	TOKAI	VIC TOKAI
Share Allotment of upon the Stock Transfer	1	2.3

(Note 1) Stock Transfer Ratio

One share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of TOKAI; and 2.3 shares of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of VIC TOKAI upon this Stock Transfer. 100 shares of common stock of the Joint Holding Company shall constitute one unit of shares.

If there is any fraction of less than one share in the number of shares of common stock of the Joint Holding Company required to be delivered to the shareholders of TOKAI and VIC TOKAI due to the Share Transfer, the Joint Holding Company shall pay the respective shareholders in cash in proportion to such fractions attributed to them, pursuant to Article 234 of the Companies Act of Japan and other related laws and regulations.

The above-mentioned Stock Transfer Ratio may be changed upon the mutual consultation between both companies if a material change occurs to any underlying conditions of the calculation.

(Note 2) Number of new shares to be delivered by the Joint Holding Company (tentative)

155,222,767 shares of common stock

The above number of shares is calculated based on the total number of outstanding shares of TOKAI and VIC TOKAI as of September 30, 2010 (i.e., 75,750,394 shares for TOKAI and 39,682,800 shares for VIC TOKAI). Both TOKAI and VIC TOKAI are contemplating to redeem their respective treasury shares no later than the day before the effective date of the Share Transfer, and the number of the above new shares will fluctuate as a result of those events or any other events which changes the number of the issued and outstanding shares of both Parties.

(3)	Calculation Basis, etc., of the Allotment upon the Stock Transfer

(i)	Calculation Basis

In order to ensure the fairness of the Stock Transfer Ratio applied to the Share Transfer, TOKAI has retained Nikko Cordial Securities Inc. (“Nikko Cordial Securities”) and VIC TOKAI has retained Mizuho Securities Co., Ltd. (“Mizuho Securities”), and each has requested to their respective advisors to calculate the Stock Transfer Ratio whereupon they have received the calculation report of the Stock Transfer Ratio.

Upon calculating the Share Transfer Ratio, Nikko Cordial Securities, after analyzing the financial information of TOKAI and VIC TOKAI and the terms and conditions of the Share Transfer, adopted following calculation methods due to the reasons set forth below:

(A) Historical Stock Price Analysis

Since the shares of both Parties are listed on stock exchanges and there are market prices for the shares thereof, Nikko Cordial Securities has adopted the historical stock price analysis; and

(B) Discounted Cash Flow Method (“DCF Method”)

In order to reflect future business activities into the valuation, Nikko Cordial Securities has adopted DCF method.

The results of the calculation using each valuation method are as follows (the Valuation Range of Share Transfer Ratio indicated below stipulates the valuation range of one common stock of TOKAI to a range of the common stock of VIC TOKAI):

	Valuation Method	Valuation Range of Share Transfer Ratio
1	Historical Stock Price Analysis	1:1.93-2.09
2	DCF Method	1:1.09-2.38

Upon applying the historical price analysis, November 12, 2010 has been set as the reference date, and the average closing share prices for the one-month period from October 13, 2010 to November 12, 2010 and the three-month period from August 13, 2010 to November 12, 2010 prior to the reference date were used.

(Note) In calculating the Share Transfer Ratio, Nikko Cordial Securities has not independently valued or appraised the assets and liabilities of TOKAI and VIC TOKAI, conducted any due diligence with the involvement of certified public accountants or any other professionals, nor has Nikko Cordial Securities received independent valuations, etc., from any third party. Upon preparing the calculation report of the Share Transfer Ratio, Nikko Cordial Securities has assumed that all information and materials used to prepare the calculation report of the Share Transfer Ratio were accurate and complete, the future business plans and financial forecasts of each of TOKAI and VIC TOKAI contained in such information and materials were reasonably prepared based on the best forecasts and judgments currently available, and there was no undisclosed information which may have a material effect on the calculation report of the Share Transfer Ratio of TOKAI and VIC TOKAI.

Upon calculating the Share Transfer Ratio, Mizuho Securities, after analyzing the financial information of TOKAI and VIC TOKAI and the terms and conditions of the Share Transfer, adopted following calculation methods due to the reasons set forth below:

(A) Historical Stock Price Analysis

Since the shares of both Parties are listed on stock exchanges and there are market prices for the shares thereof, Mizuho Securities has adopted the historical stock price analysis.

(B) DCF Method

In order to appropriately reflect future business activities into the valuation, Mizuho Securities has adopted DCF method.

The results of the calculation using each valuation method are as follows (the Valuation Range of Share Transfer Ratio indicated below stipulates the valuation range of one common stock of TOKAI to a range of the common stock of VIC TOKAI):

	Valuation Method	Valuation Range of Share Transfer Ratio
1	Historical Stock Price Analysis	1:1.93-2.11
2	DCF Method	1:2.01-3.19

In calculating the historical stock price analysis, November 12, 2010 has been set as the reference date, and the one–week period, the one–month period, and the three–month period were adopted.

(Note) In calculating the Share Transfer Ratio, Mizuho Securities has used the information received from TOKAI and VIC TOKAI, the information generally available to public, etc., has assumed that all such materials and information were accurate and complete and that there was no fact that was not disclosed to Mizuho Securities which may have a material effect on the calculation of the Share Transfer Ratio, and has not independently verified the accuracy and completeness thereof. Mizuho Securities has not independently valued or appraised the assets and liabilities (including contingent liabilities) of both Parties and their respective subsidiaries and affiliates, conducted any due diligence with the involvement of certified public accountants or other professionals, nor has Mizuho Securities received independent evaluations, etc., from any third party. The calculation of the Share Transfer Ratio prepared by Mizuho Securities reflects the information and economic conditions available as at November 12, 2010, and it was assumed that the financial forecasts (including the profit plans and other information) of both Parties were reasonably prepared based on the best forecasts and judgments currently available from the management of both Parties.

In addition, we are not expecting any material increase or decrease in profits, as indicated in each of the future profit plans of TOKAI and VIC TOKAI that were the basis of DCF method adopted by Nikko Cordial Securities and Mizuho Securities, respectively.

(ii)	Background of Calculation

As stated above, TOKAI and VIC TOKAI have (a) respectively requested Nikko Cordial Securities and Mizuho Securities to calculate the Share Transfer Ratio for the Share Transfer, (b) comprehensively considered the capital relationship between TOKAI and VIC TOKAI, as well as their respective financial conditions, the current status of assets, future prospects, etc., by making references to the calculation results and advice from their outside professionals regarding the Share Transfer Ratio submitted by their respective third party professionals, (c) conducted careful and repeated mutual discussions regarding the Share Transfer Ratio, and as a result thereof, (d) finally determined that the above Share Transfer Ratio is reasonable and contributes to the interests of the shareholders of both Parties; thus, the Parties determined and agreed upon the Share Transfer Ratio for the Share Transfer at their respective board of directors meetings held today.

If there are any material changes in the various conditions on which the calculation is based, the Share Transfer Ratio may be changed upon mutual consultation between TOKAI and VIC TOKAI.

(iii)	Relationship with the Valuation Institutions

Neither Nikko Cordial Securities nor Mizuho Securities, each a third party valuation institution, constitutes a related party of TOKAI or VIC TOKAI, nor has any material interest regarding the Share Transfer.

(4)	Treatment of the Stock Acquisition Rights and Convertible Bonds upon the Share Transfer

The stock acquisition rights of the Joint Holding Company will be allotted and delivered to the stock acquisition right holders of TOKAI and VIC TOKAI, the detail of which shall be determined after taking into consideration the details of each stock acquisition right and the Share Transfer Ratio.

TOKAI and VIC TOKAI have not issued convertible bonds.

(5)	Treatment of the Treasury Stock of TOKAI and VIC TOKAI, as well as the Shares of VIC TOKAI held by TOKAI

To the extent practically possible, TOKAI and VIC TOKAI plan to redeem their treasury shares no later than the day immediately preceding the Effective Date of the Share Transfer.

Shares of the Joint Holding Company will be allotted to the shares of VIC TOKAI held by TOKAI as calculated in accordance with the Share Transfer Ratio. Treatment of the Joint Holding Company shares to be held by TOKAI through the Share Transfer will be further considered taking into mind enhancement of corporate value.

(6)	Treatment of the New Listing of the Joint Holding Company

TOKAI and VIC TOKAI will list the shares of the newly incorporated Joint Holding Company on the Tokyo Stock Exchange. The date of listing is scheduled to be April 1, 2011. Each of TOKAI and VIC TOKAI will become a wholly-owned subsidiary of the Joint Holding Company through the Share Transfer. Prior to the listing of the Joint Holding Company, on March 29, 2011, TOKAI will be delisted from the Tokyo Stock Exchange and the Nagoya Stock Exchange, and VIC TOKAI will be delisted from the JASDAQ.

The date of delisting is also regulated by the rules of each of the Tokyo Stock Exchange, the Nagoya Stock Exchange and the JASDAQ.

(7)	Dividend Payments for the First Year of the Joint Holding Company

The Joint Holding Company will distribute its interim dividend for its first year (from April 1, 2011 to March 31, 2012) at the end of the interim settlement of accounts, such end being the record date. The annual dividend amount of the Joint Holding Company will be determined taking into a comprehensive consideration of the dividend policies and dividend standards of TOKAI and VIC TOKAI until now, as well as the Joint Holding Company’s business performance in the future, etc.

(8)	Dividend Payments of TOKAI and VIC TOKAI pursuant to the Record Date before the Incorporation of the Joint Holding Company

For the dividend payments in March 2011 of TOKAI and VIC TOKAI, please see “2. Dividend Status” in “The Financial Statements for the Second Quarter of fiscal year 2010 ending on March 2011” dated October 28, 2010 and issued by TOKAI and VIC TOKAI.

(9)	Measures to Ensure Fairness

As TOKAI is the parent company of VIC TOKAI, in order to ensure fairness and appropriateness, both companies separately requested, as stated in part (3) above, the calculation of the Share Transfer Ratio by independent third-party valuation institutions and then received the calculation results thereof. By making reference to such calculation results, both Parties carefully reviewed such results and conducted negotiations and discussions, and as a result, the Share Transfer Ratio was agreed upon between the Parties. Each Party passed a resolution at its respective board of directors meeting to execute the Share Transfer using the agreed-upon Share Transfer Ratio.

TOKAI has not received a written opinion (fairness opinion) from any third party valuation institution regarding the fairness of Share Transfer Ratio.

On the other hand, VIC TOKAI received a written opinion (fairness opinion) dated November 17, 2010 from Mizuho Securities, setting forth that, under the assumptions stated in part (3) above and other certain assumptions, the agreed-upon Share Transfer Ratio is appropriate for VIC TOKAI’s shareholders from a financial standpoint.

VIC TOKAI has also retained Nishimura & Asahi as its legal counsel, and is seeking advice with regards to the procedure of the Share Transfer as well as their decision making processes, etc.

(10)	Measures to Avoid Conflicts of Interests

Of the directors of VIC TOKAI, Mr. Katsuhiko Tokita and Mr. Masao Saigo, who also serve as representative directors of TOKAI, and Mr. Hisakatsu Takahashi, who also serve as a director of TOKAI fall, or may fall, within the definition of “special interested parties,” and thus, in order to prevent any conflict of interest, such directors neither participated in the discussions and resolution related to the Share Transfer in VIC TOKAI’s board of directors meeting nor participated in the discussions or negotiations with TOKAI from the position of VIC TOKAI.

Also, at the board of directors meeting of VIC TOKAI held today, the preparation of the Share Transfer Plan was unanimously resolved by the directors present, excluding Mr. Katsuhiko Tokita, Mr. Masao Saigo, and Mr. Hisakatsu Takahashi who fall, or may fall, within the definition of “special interested parties” and thus, did not participate in the discussions and resolution related to the Share Transfer.

Of the directors of TOKAI, Mr. Hiroshi Hayakawa, who also serves as a representative director of VIC TOKAI, falls within the definition of “special interested party,” and thus, in order to prevent any conflict of interest, this director neither participated in the deliberations and resolution related to the Share Transfer in the board of directors meeting of TOKAI, nor participated in the discussions or negotiations with VIC TOKAI from the position of TOKAI.

In addition, in the board of directors meeting of TOKAI held today, the preparation of the Share Transfer Plan was unanimously resolved upon by the directors present, excluding Mr. Hiroshi Hayakawa who as a special interested party did not participate in the discussions and resolution related to the Share Transfer.

3. Outline of Parties Concerned in the Share Transfer (as of September 30, 2010)

(1)	Company Name	TOKAI CORPORATION		VIC TOKAI CORPORATION
(2)	Principal Business	Sales of liquefied petroleum gas, etc.		Cable TV business, communication services business, system innovation services business, etc.
(3)	Date of Incorporation	December 23, 1950		March 18, 1977
(4)	Location of Head Office	2-6-8, Tokiwa-cho, Aoi-ku, Shizuoka-shi, Shizuoka, Japan		2-6-8, Tokiwa-cho, Aoi-ku, Shizuoka-shi, Shizuoka, Japan
(5)	Name and Title of Representative	Katsuhiko Tokita, Representative Director and Chairman Masao Saigo, Representative Director and President		Hiroshi Hayakawa, Representative Director and President
(6)	Stated Capital	14,004 million yen		2,221 million yen
(7)	Number of Outstanding Shares	75,750,394 shares		39,682,800 shares
(8)	Net Assets (Consolidated)	18,717 million yen		16,950 million yen
(9)	Total Assets (Consolidated)	180,700 million yen		61,268 million yen
(10)	Fiscal Year-End	March 31		March 31
(11)	Number of Employees (Consolidated)	4,047 employees		1,570 employees
(12)	Major Business Counterparties	Astomos Energy Corporation SOFTBANK MOBILE Corp. Showa Shell Sekiyu K.K. Mitsui Marubeni Liquefied Gas Co., Ltd. Yazaki Corporation and others		TOKAI Nomura Research Institute, Ltd. ITOCHU Techno-Solutions Corporation Daiwa Institute of Research Business Innovation Ltd. and others
(13)	Major Shareholders and Shareholding Ratio	Aioi Insurance Co., Ltd. (Note)	9.38%	TOKAI	54.59%
		Suzuyo Shoji Co., Ltd.	6.35%	TOKAI GAS CORPORATION	4.20%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	5.67%	VIC TOKAI Employee Shareholding Plan	1.51%
		Mizuho Bank, Ltd.	4.51%	Tokai Shipbuilding & Transportation Corporation	1.29%
		The Shizuoka Bank, Ltd.	4.38%	Akira Fujiwara	1.19%
(14)	Main Banks	The Shizuoka Bank, Ltd. The Chuo Mitsui Trust and Banking Company, Ltd. Mizuho Bank, Ltd.		The Shizuoka Bank, Ltd. The Chuo Mitsui Trust and Banking Company, Ltd. Mizuho Bank, Ltd.
(15)	Relationships among the Parties	Capital Relationship	TOKAI holds 54.59% of the total number of outstanding shares of VIC TOKAI.
		Personnel Relationship	Three directors of TOKAI also assume offices as directors of VIC TOKAI. One director of VIC TOKAI assumes office as a director of TOKAI.

Business Relationship	TOKAI and VIC TOKAI have business relationships such as the provision of internet upper level access service, maintenance and operation of internet-related facilities, development and maintenance of systems, consignment of processing and operation of information, lease of facilities, etc.
Applicability of Status as a Related Party	TOKAI is the parent company of VIC TOKAI, thus the companies are related parties.

(Note)	Aioi Insurance Co., Ltd. has changed its company name to Aioi Nissay Dowa Insurance Co., Ltd. due to the merger effective as of October 1, 2010.

(16)	Business Performance for the Most Recent Three Fiscal Years (Consolidated)

(Millions of yen)

	TOKAI			VIC TOKAI
Fiscal Year-End	FY2008	FY2009	FY2010	FY2008	FY2009	FY2010
Sales	160,724	165,702	159,228	35,090	38,195	42,758
Operating Income	6,362	8,279	10,029	4,371	4,502	5,541
Ordinary Income or Loss	4,162	(257)	10,822	4,223	4,235	5,235
Net Income or Loss	518	(2,187)	3,080	2,334	2,529	2,815
Net Assets	20,728	16,732	19,549	14,948	14,972	15,737
Total Assets	166,802	168,554	191,036	40,119	43,792	61,255
Net Income or Loss per Share (yen)	7.16	(30.64)	43.45	58.23	64.10	75.88
Annual Dividend per Share (yen)	8	8	8	25	26	30
Net Assets per Share (yen)	205.46	157.87	195.39	371.08	392.58	417.15

4. Information of the Company to be Newly Incorporated upon the Share Transfer

(1)	Company Name	TOKAI Holdings Corporation
(2)	Principal Business	Management of subsidiaries, etc., which operate business in energy, information and telecommunications, etc., and their secondary or related businesses
(3)	Location of Head Office	Aoi-ku, Shizuoka-shi, Shizuoka, Japan
(4)	Representatives and Officers to be Appointed

Representative Director and President (CEO) Katsuhiko Tokita

Current Status: Representative Director and Chairman (CEO) of TOKAI

Representative Director and Vice President Masao Saigo

Current Status: Representative Director and President (COO) of TOKAI

Director Takanori Mamuro

Current Status: Director and Executive Operating Officer of TOKAI

Director Kuniyoshi Muramatsu

Current Status: Senior Operating Officer of TOKAI

Director Mitsuhaya Suzuki

Current Status: Operating Officer of TOKAI

Director Hidetsugu Mizoguchi

Current Status: Operating Officer of TOKAI

Director Masayoshi Yabuzaki

Current Status: Director, Vice President and Operating Officer of TOKAI

Director Yasuhiro Fukuda

Current Status: Representative Director and Executive Officer of

VIC TOKAI

Director (Outside) Kenichi Kobayashi

Current Status: Director (Outside) of TOKAI

Director (Outside) Kenichiro Suzuki

Current Status: Director of Suzuyo Co., Ltd.

Standing Corporate Auditor Hiroshi Mochizuki

Current Status: Senior Operating Officer of TOKAI

Corporate Auditor (Outside) Kenji Tateishi

Current Status: Corporate Auditor (Outside) of TOKAI

Corporate Auditor (Outside) Jiro Amagai

Current Status: Representative Director, Chairman and President of

Japan Alcohol Trading Co., Ltd.

(5)	Capital	14 billion yen
(6)	Net Assets (Consolidated)	To be determined.
(7)	Total Assets (Consolidated)	To be determined.
(8)	Fiscal Year-End	March 31
(9)	Outline of the Accounting Treatment	The Share Transfer will most likely be regarded as a “transaction under the common control” under the Accounting Standards for Business Combinations. Upon the consolidated settlement of accounts, goodwill is expected to be accrued, however, the amount and depreciation period of the goodwill have not yet been determined as of the date hereof. The outline of the accounting treatment will be announced as soon as it is determined.

(10)	Future Prospects	Both companies will discuss the business performance forecasts after this management integration and the Group’s mid-term management plan. The business performance forecasts for the fiscal year ending March 2012 will be announced as soon as they are determined.

5. Matters Pertaining to Transactions, etc., with Controlling Shareholders

For VIC TOKAI, the Share Transfer constitutes a transaction, etc., with controlling shareholders. Compliance of the Share Transfer with the “Guidelines on policies for the protection of minority shareholders in carrying out transactions, etc., with controlling shareholders” specified in the corporate governance report disclosed by VIC TOKAI on October 28, 2010 (the “Corporate Governance Report”) is as follows:

As of September 30, 2010, TOKAI is a parent company of VIC TOKAI, holding 60.58% (including 5.99% indirect ownership, of the total number of outstanding shares) of VIC TOKAI. As a member of the TOKAI Group, VIC TOKAI Group undertakes the technical areas of information and telecommunications within the TOKAI Group by mutually cooperating with the TOKAI Group or showing its strength. However, on the other hand, VIC TOKAI ensures its independent management and operates its business based on its own decisions. In addition, VIC TOKAI’s transactions with TOKAI and its Group companies are carried out based on similar standards as in transactions with other companies.

The Share Transfer has also been determined to ensure the above independent management, as well as to ensure fairness based on the policies described in parts 2(3), (9) and (10) above.

The summary of the “Guidelines on policies for the protection of minority shareholders in carrying out transactions, etc., with controlling shareholders” specified in the Corporate Governance Report is as follows:

Transaction price and other terms and conditions, etc. of the transactions betweenVIC TOKAI and TOKAI or its subsidiaries are discussed and determined by each company respectively, taking into consideration the market trends and other factors. It is VIC TOKAI’s policy not to conduct transactions due to the capital relationship with TOKAI, if the transactions lack economic rationality.

In addition, as stated in 2(9) above, VIC TOKAI has received an opinion letter dated November 17, 2010 from Mizuho Securities stating that based on the assumptions described in 2(3) above and other certain assumptions, the agreed Share Transfer Ratio is reasonable for shareholders of VIC TOKAI from the financial perspective. Furthermore, as stated in 2(9) and 2 (10) above, VIC TOKAI is taking measures to ensure fairness, as well as measures to avoid conflicts of interests.

[END]

(Reference)

TOKAI’s Consolidated Business Performance Forecasts for the Current Fiscal Year (announced on May 7, 2010) and the Consolidated Business Performance of the Preceding Fiscal Year.

(Millions of Yen)

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income for the FY
Forecasts of Consolidated Business Performance for the Current Fiscal Year (FY ending March 2011)	177,700	9,470	7,610	1,880
Business Performance of the Preceding Fiscal Year (FY ending March 2010)	159,228	10,029	10,822	3,080

VIC TOKAI’s Consolidated Performance Forecasts for the Current Fiscal Year (announced on May 7, 2010) and the Consolidated Business Performance of the Preceding Fiscal Year.

(Millions of Yen)

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income for the FY
Forecasts of Consolidated Business Performance for the Current Fiscal Year (FY ending March 2011)	50,000	6,000	5,500	3,000
Business Performance of the Preceding Fiscal Year (FY ending March 2010)	42,758	5,541	5,235	2,815